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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL PROCESSING SECTION RECEIVED FEB 2 8 2007 WASH, D.C. 213

SEC FILE NUMBER
8-65870

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CapFinancial Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8816 Six Forks Road, Suite 301
(No. and Street)

Raleigh (City) NC (State) 27615 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Strother (919) 870-6822
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts, LLP
(Name – *if individual, state last, first, middle name*)

P.O. Box 18068 (Address) Raleigh (City) NC (State) 27619 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 7 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Denise M. Buchanan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CapFinancial Partners, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Director of Compliance
FINOP
Title

Allison V. Hubbell
Notary Public
My commission expires 5-29-11

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary
of CapFinancial Group, Inc.)

Financial Statements
and Internal Control Report

December 31, 2006 and 2005

(With Independent Auditors' Report Thereon)

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.

3105 GLENWOOD AVENUE, SUITE 301
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Member
CapFinancial Partners, LLC:

We have audited the accompanying balance sheets of CapFinancial Partners, LLC, a wholly-owned subsidiary of CapFinancial Group, Inc., (the "Company") as of December 31, 2006 and 2005, and the related statements of income and member's capital and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Batchelor, Tillery & Roberts, LLP

February 14, 2007

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of CapFinancial Group, Inc.)

Balance Sheets

December 31, 2006 and 2005

Assets

	2006	2005
Current assets:		
Cash and cash equivalents	$ 941,499	768,404
Accounts receivable - trade, net of allowance	740,339	844,797
Other receivables	379,744	143,741
Prepaid expenses	216,749	172,886
Total current assets	2,278,331	1,929,828
Property and equipment, at cost:		
Office furniture and equipment	633,568	313,887
Software	234,088	205,229
	867,656	519,116
Less accumulated depreciation and amortization	(357,743)	(173,289)
Property and equipment, net	509,913	345,827
Other assets:		
Notes receivable - non-current portion	380,000	-
Other	354,137	377,518
	734,137	377,518
	$ 3,522,381	2,653,173

Liabilities and Member's Capital

	2006	2005
Current liabilities:		
Accounts payable	320,271	205,590
Commissions payable	198,806	105,075
Other payables	335,208	-
Accrued expenses	125,319	20,000
Deferred rent	46,013	-
Total current liabilities	1,025,617	330,665
Member's capital	2,496,764	2,322,508
	$ 3,522,381	2,653,173

See accompanying notes to financial statements.

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of CapFinancial Group, Inc.)

Statements of Income and Member's Capital

Years ended December 31, 2006 and 2005

	2006	2005
Revenues	$ 16,070,964	11,835,716
Operating expenses:		
Salaries and management fees	8,810,087	6,428,601
Payroll taxes and benefits	896,250	621,433
Registration and fees	56,945	57,135
Publications and dues	95,332	23,972
Legal and professional	399,886	342,327
Office	304,264	193,203
Travel and entertainment	619,714	384,377
Insurance	118,197	166,117
Promotion	284,440	313,556
Depreciation and amortization	184,454	111,388
Retirement	201,198	116,610
Technology	542,704	218,762
Rent	532,920	434,912
Client relations	26,731	40,110
Taxes and licenses	14,604	14,493
Miscellaneous	183,997	54,867
	13,271,723	9,522,363
Operating income	2,799,241	2,313,353
Other income-interest	34,015	1,077
Net income	2,833,256	2,314,430
Member's capital, beginning of year	2,322,508	718,078
Capital contibuted	200,000	1,150,000
Distributions	(2,859,000)	(1,860,000)
Member's capital, end of year	$ 2,496,764	2,322,508

See accompanying notes to financial statements.

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of CapFinancial Group, Inc.)

Statements of Cash Flows

Years ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net income	$ 2,833,256	2,314,430
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	184,454	111,388
Changes in operating assets and liabilities:		
Accounts receivable - trade	104,458	(439,113)
Other receivables	(136,003)	(134,711)
Prepaid expenses	(43,863)	(92,179)
Accounts payable	114,681	73,815
Commissions payable	93,731	(145,072)
Other payables	335,208	-
Accrued expenses	105,319	15,206
Deferred rent	46,013	-
Net cash provided by operating activities	3,637,254	1,703,764
Cash flows from investing activities:		
Purchases of property and equipment	(348,540)	(142,803)
Notes receivable	(480,000)	-
Goodwill and other assets	23,381	(377,518)
Cash used in investing activities	(805,159)	(520,321)
Cash flows from financing activities:		
Capital contributed	200,000	1,150,000
Distributions	(2,859,000)	(1,860,000)
Cash used in financing activities	(2,659,000)	(710,000)
Net increase in cash and cash equivalents	173,095	473,443
Cash and cash equivalents, beginning of year	768,404	294,961
Cash and cash equivalents, end of year	$ 941,499	768,404

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

The Company was formed as CapFinancial Partners, LLC, (the "Company"), a North Carolina limited liability company, on April 16, 2003 to provide investment services to investors as a fully disclosed introducing broker-dealer. It is a wholly-owned subsidiary of CapFinancial Group, Inc. The Company operates in North Carolina and is licensed to operate in approximately twenty-nine other states. It operates in states other than North Carolina primarily through independent representatives. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities.

Revenue Recognition

The Company recognizes revenue from securities transactions on a trade-date basis. Fees on accounts managed by the Company are collected and recognized on a quarterly basis at the beginning of each calendar quarter.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with original maturities of less than three months.

Accounts Receivable

The Company provides an allowance for doubtful receivables in amounts equal to the estimated collection losses that will be incurred. The allowance for 2006 and 2005, respectively, was $22,500 and $45,000.

Property and Equipment

Property and equipment is recorded at cost and depreciated over its estimated useful lives of five to seven years using accelerated and straight-line methods.

(1) Organization and Significant Accounting Policies, Continued

Income Taxes

The Company has elected partnership status under the Internal Revenue Code whereby its income is taxed to the members; therefore, there is no provision for income taxes for the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deposits in Excess of Federally Insured Limits

The Company had $967,783 and $707,049 on deposit with financial institutions in excess of federally insured limits as of December 31, 2006 and 2005, respectively. The Company considers these financial institutions to be of high credit quality.

Reclassifications

Certain amounts in the financial statements for 2005 have been reclassified to conform to the presentation for 2006. These reclassifications have no impact on net income or member's capital.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $68,374 and $50,000 for 2006 and 2005, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2006 and 2005, the Company had net capital of $122,817 and $566,124, respectively, which was $54,443 and $516,124 in excess of required net capital, and its ratio of aggregate indebtedness to net capital, respectively, was 8.35 and 5.05 to 1.

(3) Related Parties

The Company is a wholly-owned subsidiary of CapFinancial Group, Inc. ("Group"). As of December 31, 2006 and 2005, the Company had payables of approximately $58,500 and $7,000, respectively, representing expenses paid by Group on behalf of the Company. The Company also leases office space from Group through 2010 totaling $1,332,117.

(3) Related Parties, Continued

The Company also transacts business with Hatteras Investment Partners, a registered investment advisor and hedge fund manager, that is owned by the same group of individuals. Fees paid in 2006 and 2005 totaled $846,350 and $674,518, respectively, with $170,069 and $62,464 outstanding at December 31, 2006 and 2005. The relationship with Hatteras will end on December 31, 2007 as a result of a change in ownership agreement dated December 31, 2006.

(4) Pension Plan

The Company maintains a 401(k) profit sharing plan in accordance with applicable Internal Revenue Service guidelines. Contributions for 2006 and 2005 were $201,198 and $116,610, respectively.

(5) Leases

The Company pays rent under a sublease on certain office space in Raleigh, North Carolina, which is leased by Group.

Additionally the Company leases or subleases office space in Charlotte, North Carolina, Atlanta, Georgia, and Richmond, Virginia for varying terms, the longest ending in 2011. Required payments are reflected below.

Year ending December 31,		
2007	$	547,089
2008		507,911
2009		432,021
2010		335,094
2011		19,372
	$	1,841,487

The Company also leases office equipment from Group for $2,500 per month on a month-to-month basis.

(6) Acquisition

During December 2005, the Company completed the acquisition of certain assets of another introducing broker dealer for approximately $700,000. The purchase price was allocated to trade accounts receivable acquired and an identifiable intangible asset in the amount of $332,590 titled "goodwill" which is included in other assets. Goodwill will be tested for impairment each year. Under the impairment test, if a reporting unit's carrying amount exceeds its estimated fair value, a goodwill impairment is recognized to the extent that the reporting unit's carrying amount of goodwill exceeds the implied fair value of the goodwill. Fair value of the Company was estimated using discounted cash flows and market multiples. No impairment occurred in 2006 or 2005.

(7) Notes Receivable

In 2006, certain key employees received a cash payment, documented with a note, in connection with their employment. This note receivable is forgiven over the initial five years of employment (one-fifth each year). Should the employee terminate prior to the end of the fifth year for reasons other than death or total disability, the balance of the note is due and payable plus interest. Balances due under such notes are as follows:

Year ending December 31,		
2007	$	100,000
2008 and future years		380,000
Total	$	480,000

Schedule 1

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of CapFinancial Group, Inc.)

Supplemental Schedule of Changes in Member's Capital

Years ended December 31, 2006 and 2005

	Total
Balance, December 31, 2004	$ 718,078
Net income for 2005	2,314,430
Capital contributed	1,150,000
Distributions	(1,860,000)
Balance, December 31, 2005	2,322,508
Net income for 2006	2,833,256
Capital contributed	200,000
Distributions	(2,859,000)
Balance, December 31, 2006	$ 2,496,764

Schedule 2

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of CapFinancial Group, Inc.)

Supplemental Schedule of Computation and Reconciliation of
Net Capital in Accordance with Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2006 and 2005

		2006	2005
Total assets	$	3,522,381	2,653,173
Deduct: Aggregate indebtedness		(1,025,617)	(330,665)
Net worth		2,496,764	2,322,508
Deduct: Fidelity bond deduction		-	-
Add: Subordinated indebtedness		-	-
Deduct: Non-allowable assets		(2,372,682)	(1,756,384)
Deduct: Concessions		-	-
Deduct: Securities haircuts		(1,265)	-
Net capital	$	122,817	566,124
Net capital requirements:			
Broker-dealer minimum	$	68,374	50,000
Net capital in excess of requirements		54,443	516,124
Net capital as computed above	$	122,817	566,124
Net capital per December 31 FOCUS report (unaudited)	$	122,817	566,124
Adjustments		-	-
Adjusted net capital, December 31	$	122,817	566,124

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of CapFinancial Group, Inc.)

Supplemental Schedule of Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2006 and 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.

3105 GLENWOOD AVENUE, SUITE 301
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

The Member
CapFinancial Partners, LLC:

In planning and performing our audit of the financial statements of CapFinancial Partners, LLC (the "Company") for the year ended December 31, 2006, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Among the elements of the internal control structure that we considered are the accounting system and control procedures.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. The objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of the internal control structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted the following matters involving the accounting system and control procedures that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2006, and this report does not affect our report dated February 14, 2007.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties such as processing of cash receipts, cash disbursements, and payroll. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 14, 2007

END